Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

December 19, 2019

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal High Yield & Special Situations Fund
File Numbers: 333-231722; 811-23445

Dear Ms. Bentzinger:

This letter responds to the comments contained in the letter dated June 20, 2019, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Municipal High Yield & Special Situations Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter.

General

1.

Comment:   We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:   The Registrant understands and acknowledges the comment.

Ms. Elisabeth Bentzinger

December 19, 2019

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:   The Registrant does not expect to submit an exemptive application or no-action request in connection with the Registration Statement. Initially, the Registrant plans to issue a single class of Common Shares and does not plan to impose asset-based distribution charges or early withdrawal charges. However, to the extent the Registrant in the future issues multiple classes of shares and imposes asset-based distribution fees and early withdrawal charges, the Registrant intends to rely on an exemptive order previously granted to a Nuveen-sponsored interval fund, which also applies to any other registered closed-end investment company for which Nuveen Senior Loan Asset Management Inc. (which was merged into the entity now known as Nuveen Fund Advisors, LLC) (the “Adviser”) or John Nuveen & Co. Incorporated (now known as Nuveen Securities, LLC) (the “Distributor”) or any entity controlling, controlled by, or under common control with the Adviser or the Distributor acts as investment adviser or principal underwriter. See In re Nuveen Floating Rate Fund, SEC Exemptive Order (File No. 812-11690), Release No. 24114, 1999 SEC LEXIS 2296 (Oct. 27, 1999).

3.

Comment:   Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response:   As noted in footnote 1 to the table provided in “Description of Shares and Debt – Common Shares,” Nuveen Fund Advisors, LLC, the Fund’s investment adviser, will purchase Common Shares of the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act and therefore will initially own 100% of the outstanding Common Shares.

4.

Comment:   Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to any underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:   The Fund will be a closed-end investment company that will make periodic repurchase offers pursuant to Rule 23c-3 under of the 1940 Act and will offer its Common Shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C. Accordingly, submission to FINRA is not required because the offering is exempt under FINRA Rule 5110(b)(8)(C).

PROSPECTUS

Cover Page

5.

Comment:   The name of the Fund, Nuveen Municipal High Yield & Special Situations Fund, suggests a significant investment in special situation municipal securities, and the prospectus does state that the Fund may invest up to 60% of its Managed Assets in

Ms. Elisabeth Bentzinger

December 19, 2019

special situations municipal securities. However, page 3 of the prospectus summary states that “over time” a substantial portion of the Fund’s portfolio may be invested in special situations municipal securities, but that this amount may “fluctuate significantly” according to the availability of attractive special situations municipal securities opportunities. Moreover, page 9 of the prospectus summary explains that the availability of special situations municipal securities that present attractive investment opportunities “has historically been sporadic and may in the future be rare or at times non-existent,” and that the portion of the Fund’s assets invested in special situations municipal securities could be “low.”

To avoid the Fund’s name being materially deceptive or misleading, please disclose the minimum percentage in which the Fund will invest in special situation municipal securities. See Rule 35d-1 under the 1940 Act.

Response:   Rule 35d-1 under the 1940 Act (the “Names Rule”) requires a fund with a name that suggests a focus in a particular type of investment (or investments) to adopt a policy to invest at least 80% of its assets in that type of investment (or those types of investments). The Fund’s name, “Municipal High Yield & Special Situations Fund,” suggests that the Fund will invest in municipal (i.e., tax-exempt) high yield and special situations securities.

While the Names Rule requires a cumulative minimum investment amount of 80% of a fund’s assets in the types of securities suggested by the fund’s name, the Names Rule does not mandate minimum investment amounts for each individual security within the Names Rule 80% bucket. Notwithstanding the foregoing, the Division of Investment Management takes the position that certain terms in fund names, such as “balanced,” suggest a particular type of diversification among investments (in that case, at least 25% of the fund’s assets in fixed income senior securities and at least 25% of its assets in equities). Because the Fund’s name does not include any such terms, however, the Fund does not believe any minimum investment amount is required for its investments in special situations municipal securities by either the Names Rule or other SEC or staff guidance.

In addition, in the Frequently Asked Questions about Rule 35d-1 issued by the staff of the Division of Investment Management, the staff clarified its position on funds that use the term “high yield” in conjunction with the term “municipal”:

a fund that uses the term “high-yield” in conjunction with a term such as “municipal” or “tax-exempt” that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria. Because the market for below investment grade municipal bonds is smaller and relatively less liquid than its taxable counterpart, tax-free high-yield bond funds have historically invested to a greater degree in higher grade bonds than taxable high-yield funds. As a result, the use of the term “high-yield” together with a term suggesting that the fund invests in tax-exempt bonds suggests that the fund has an investment strategy of pursuing a higher yield than other municipal or tax-exempt bond funds.

Ms. Elisabeth Bentzinger

December 19, 2019

Similar to the foregoing, the reference to “High Yield & Special Situations” in the Fund’s name, when combined with the reference to “Municipal,” suggests that the Fund invests in tax-exempt bonds with an investment focus on high yield and special situations municipal securities. Accordingly, the Fund believes it is in full compliance with the Names Rule and that its name is not materially deceptive or misleading. Conversely, the Fund believes that failure to include “Special Situations” in the Fund’s name could be deemed materially deceptive or misleading because of the nature of those investments, which, as described in the N-2, present uncertainties or complex features that could render them unsuitable for certain investors. The Fund believes that by including “Special Situations” in the Fund’s name, it adequately warns investors that the Fund has an investment strategy of pursuing these types of municipal securities to a greater degree than other tax-exempt bond funds, in accordance with staff guidance.

6.

Comment:   When discussing the Fund’s investment strategies and policies, please state that the Fund will invest at least 20% of its Managed Assets in municipal securities that, at the time of investment, are rated BBB/Baa or higher or are unrated but judged to be of comparable quality by Nuveen Asset Management, and may invest up to 20% of its Managed Assets in municipal securities, the income from which is subject to regular U.S. federal income taxes. Further, please refer to below investment grade securities as “junk bonds” the first time they are referenced.

Response:   The Registrant has revised the “Fund Strategies and Policies” disclosure as follows:

“Under normal circumstances, the Fund will invest at least 65% of its Assets in low- to medium-quality municipal securities that, at the time of investment, are rated BBB/Baa or lower or are unrated but judged by the subadviser to be of comparable quality. Low- to medium-quality municipal securities include~~s~~ below investment grade securities (or “junk bonds”). Below investment grade securities (securities rated BB+/Ba1 or lower) are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest or dividends and repay principal, which implies higher price volatility and default risk than investment grade instruments of comparable terms and duration. The Fund may invest up to 80% of its Managed Assets in below investment grade securities. Additionally, the Fund will invest at least 20% of its Managed Assets in municipal securities that, at the time of investment, are rated investment grade (securities rated BBB/Baa or higher) or are unrated but judged to be of comparable quality by the subadviser, and may invest up to 20% of its Managed Assets in municipal securities, the income from which is subject to regular U.S. federal income taxes.”

7.

Comment:   In the leverage discussion, please disclose that the management fee is based on a percentage of Managed Assets, which include the assets acquired from the Fund’s use of leverage, and therefore the adviser and sub-adviser may have a conflict of interest in determining whether to use or increase leverage.

Ms. Elisabeth Bentzinger

December 19, 2019

Response:   The Registrant submits that this matter is sufficiently disclosed in the Registration Statement and does not rise to the level of disclosure to be included on the cover. However, the Registrant has added to the cover a cross reference to the “Leverage” section, which contains this disclosure. The Leverage section includes detailed disclosure regarding the potential conflicts of interest faced by the Fund’s investment adviser and sub-adviser with respect to these matters, including the following on page 31 of the Prospectus:

“ . . . a decision to employ or increase leverage will have the effect, all other things being equal, of increasing Managed Assets and in turn Nuveen Fund Advisors’ and Nuveen Asset Management’s management fees. Thus, Nuveen Fund Advisors and Nuveen Asset Management may have a conflict of interest in determining whether to use or increase leverage. Nuveen Fund Advisors and Nuveen Asset Management will seek to manage that potential conflict by using leverage only when ~~it~~ they determine~~s~~ that ~~it~~ such action would be in the best interests of the Fund and its Common Shareholders, and by periodically reviewing with the Board of Trustees the Fund’s performance and the Fund’s degree of overall use of leverage and the impact of the use of leverage on that performance.”

8.

Comment:   Please revise the Repurchase Offers discussion to more fully comply with Guide 10 to Form N-2. In particular, Guide 10 states that in response to Item 1.1.b, the prospectus cover page should specify the intervals between deadlines for repurchase requests, pricing, and repayment and, if applicable, the anticipated timing of the registrant’s initial repurchase offer (which, under Rule 23c-3, must occur no later than two periodic intervals after the effective date of the registration statement). The Guide further states that this disclosure should include a cross-reference to those sections of the prospectus that discuss the risks relating to the Fund’s repurchase policies.

Response:   The Registrant has revised the cover page as follows:

“Repurchase Offers. In order to provide liquidity to Common Shareholders, the Fund has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at net asset value, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Fund’s Board of Trustees, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at net asset value. If the value of Common Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Common Shares tendered. In such event, Common Shareholders will have their Common Shares repurchased on a pro rata basis, and tendering shareholders will not have all of their tendered Common Shares repurchased by the Fund. The Fund expects the first repurchase request deadline to occur no later than six months after the initial effective date of this registration statement. See

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December 19, 2019

“Periodic Repurchase Offers” and “Risks – Fund Level Risks – Repurchase Offers Risk.”

However, the Registrant respectfully submits that including on the prospectus cover the additional information described in Guide 10 is distracting and unnecessary. The cover cross-references the section of the prospectus that contains all of these details (and as revised, the associated risks). In fact, the Registrant submits that current industry practice, based on the disclosures of many other recently offered interval funds1, is to include the same level of disclosure contained in the Registration Statement. As a result, the Registrant respectfully declines to further revise the prospectus cover as requested in the comment.

9.

Comment:   Please expand the penultimate paragraph to more fully comply with the notice requirements set forth in Rule 30e-3 under the 1940 Act (e.g., explain that a shareholder can at any time elect to receive print reports in the future, and provide instructions describing how a shareholder may make that election).

Response:   The Registrant has expanded the penultimate paragraph to more fully comply with the notice requirements set forth in Rule 30e-3 of the 1940 Act as follows:

“Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (www.nuveen.com), and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary, such as a broker-dealer or bank, through which you hold your Common Shares or, if you are a direct investor, by enrolling at www.nuveen.com/e-reports. Shareholders may at any time elect to receive paper copies of the shareholder reports without charge by contacting your financial intermediary or by contacting the Fund by calling (833) 688- 3368 or by writing to 333 West Wacker Drive, Chicago, Illinois 60606; or, if you are a direct investor, by enrolling at www.nuveen.com/e-reports.

1 See, e.g., Principal Diversified Select Real Asset Fund (333-228850) (June 25, 2019); PIMCO Flexible Municipal Income Fund (333-221829) (March 19, 2019); Cliffwater Corporate Lending Fund (333-224044) (March 5, 2019); BlackRock Credit Strategies Fund (333-227456) (February 22, 2019); 1WS Credit Income Fund (333-226768) (January 15, 2019); Axonic Alternative Income Fund (333-227724) (December 20, 2018); City National Rochdale Strategic Credit Fund (333-224912) (October 2, 2018); Thrivent Church Loan Income Fund (333-226163) (September 28, 2018); Variant Alternative Income Fund (333-224275) (September 27, 2018); Broadstone Real Estate Access Fund (333-226108) (September 24, 2018); American Beacon Apollo Total Return Fund (333-225559) (September 12, 2018); and Pioneer ILS Bridge Fund (333-212537) (September 10, 2018).

Ms. Elisabeth Bentzinger

December 19, 2019

You may elect to receive all future shareholder reports in paper free of charge at any time by contacting your financial intermediary or, if you are a direct investor, by calling (833) 688-3368. Your election to receive reports in paper will apply to all funds held in your account with your financial intermediary or, if you are a direct investor, to all your directly held Nuveen funds and any other directly held funds within the same group of related investment companies.”

Prospectus Summary – The Offering, page [1]

10.

Comment:   The prospectus states that the Fund will pay all organizational expenses and offering costs of the Fund. Please indicate in the disclosure that these expenses will be borne indirectly by shareholders.

Response:   The Registrant has revised the last sentence of the second paragraph of “The Offering” section to reflect that the adviser is paying these expenses as follows:

“~~The Fund~~ Nuveen Fund Advisors, LLC, the Fund’s investment adviser (“Nuveen Fund Advisors”), will pay all organizational expenses and initial offering costs of the Fund.

Prospectus Summary – Periodic Repurchase Offers; Unlisted Shares, page [1]

11.

Comment:   The Fund may, in the future, charge a repurchase fee of up to 2.00%. Please clarify in the disclosure that the fee would be calculated as a percentage of the amount redeemed. Please also disclose that the fee would only be charged on shares repurchased within one year of purchase, as indicated in the Summary of Fund Expenses.

Please also explain supplementally if the Fund has a plan for when it will start charging a repurchase fee. If so, provisions that may allow an investor to avoid the repurchase fee, and any other pertinent information about the repurchase fee that may be relevant to investors, should be disclosed.

Response:   The references to a repurchase fee charged on Common Shares repurchased within one year of purchase were in error and have been deleted. The Registrant has revised the third paragraph of the “Periodic Repurchase Offers; Unlisted Shares” section as follows:

“The Fund does not currently expect to charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00% of the repurchase proceeds, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Common Shares, thus allocating estimated transaction costs to the Common Shareholder whose Common Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or

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December 19, 2019

reduce the repurchase fee if Nuveen Fund Advisors determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.

As stated in the disclosure, the Registrant does not currently expect to charge a repurchase fee. The Registrant does not currently have a plan for when it will begin charging a repurchase fee. In the event that the Registrant decides to charge a repurchase fee, it will make public disclosure of this fact before charging such a fee.

Prospectus Summary – Who May Want to Invest, page [2]

12.

Comment:   When describing what may make the Fund appropriate for investors, please indicate that the special situations municipal securities are primarily high yielding, low-to-medium quality securities.

Response:   The Registrant has revised the first bullet point of the “Who May Want To Invest Section” as follows:

“attractive total returns through access to special situations municipal securities, which are primarily high yielding, low-to medium-quality securities (as described below);”

Prospectus Summary – Fund Strategies, page [2]

13.

Comment:   Please rewrite the third sentence of the paragraph in accordance with plain English principles, particularly with respect to terms such as “complexity risk premiums,” “work- out expertise,” and “rate covenants, reserve funds and other security structure enhancements.” See Rule 421(d) under the Securities Act of 1933, as amended (the “1933 Act”). Further, please better explain in plain English how the Fund’s “interval” structure enhances the subadviser’s opportunity to realize the long-term value of special situation municipal securities, as noted in the fourth sentence.

Response:   The Registrant has revised the “Fund Strategies” disclosure as follows:

~~The subadviser~~ Nuveen Asset Management uses a research-driven approach that seeks attractive total return by identifying and capitalizing on opportunities in special situations municipal securities. The Fund invests in below investment grade bonds as well as special situations municipal securities that ~~the subadviser~~ Nuveen Asset Management believes may offer the potential for attractive total returns, even after taking into account the significant risk (relative to higher quality securities) that these securities typically present. Special situations municipal securities, in particular, may offer illiquidity and complexity ~~risk~~ premiums ~~(stemming from the work-out expertise required to~~

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December 19, 2019

~~negotiate security improvements, including rate covenants, reserve funds and other security structure enhancements)~~, which in turn may create significant investment opportunity for the Fund. Illiquidity and complexity are notably two fundamental characteristics of special situations municipal securities that distinguish them from more traditional municipal investments. The ability to extract illiquidity and complexity premiums from special situations investments requires significant scale and credit research resources. The portfolio team believes its credit and workout expertise and capacity to negotiate security structure improvements over time, especially as it pertains to issuers in distress and/or bankruptcy, is essential to achieving the Fund’s investment objectives. Further, the ~~subadviser~~ portfolio team believes that the Fund’s “interval” structure (which as a fundamental policy limits both the amount and frequency of its Repurchase Offers) provides the flexibility to utilize its deep credit expertise ~~enhances the opportunity~~ to manage and realize the long-term value of ~~such~~ special situations municipal securities.~~, by providing the flexibility for the portfolio team to utilize its deep credit focus and work-out expertise managing illiquid special situations municipal securities.~~

Prospectus Summary – Investment Policies, pages [4-5]

14.

Comment:   The Fund will invest at least 65% of its Assets in municipal securities that are rated BBB/Baa or lower. The Fund also will invest at least 20% of its Managed Assets in municipal securities that are rated BBB/Baa or higher. To avoid investor confusion, please revise the latter sentence to more clearly explain that the Fund will invest at least 20% of its Managed Assets in municipal securities that are rated investment grade (i.e., rated BBB/Baa or higher). Further, please disclose to what extent the Fund may invest in securities that are rated below investment grade. Please make corresponding changes elsewhere in the prospectus, including on the cover page.

Response:   The Registrant has revised the disclosure as follows:

“•

The Fund will invest at least 20% of its Managed Assets in municipal securities that, at the time of investment, are rated investment grade (rated BBB/Baa or higher) ~~rated BBB/Baa or higher~~ or are unrated but judged to be of comparable quality by Nuveen Asset Management;

•	The Fund may invest up to 80% of its Managed Assets in below investment grade securities (as described below);”

Ms. Elisabeth Bentzinger

December 19, 2019

Prospectus Summary – Special Risk Considerations, pages [7-14]

15.

Comment:   Please provide the principal risk disclosure in order of relevance regarding how the Fund invests (e.g., risks relating to investments in municipal securities should be prioritized over investment and market risk). See Dalia Blass Keynote Address—ICI Securities Law Developments Conference on Oct. 25, 2018, https://www.sec.gov/news/speech/speech- blass-102518.

Response:   The Registrant has revised the principal risk disclosure in order of relevance regarding how the Fund invests. Specifically, the risk sub-sections are now ordered as follows:

•	Portfolio Level Risks

•	Fund Level Risks

•	Other Risks

In addition, the Registrant has prioritized risks relating to investments in municipal securities within the “Portfolio Level Risks” sub-section.

16.	Comment: Please disclose the risks associated with investing in directly originated securities.

Response:   The Registrant has added the following risk disclosure to both the prospectus summary and the prospectus:

“Directly Originated Securities Risk – Directly originated securities represent obligations structured directly by a single purchaser, or a limited number of institutional purchasers, and the issuer, and are typically not rated by credit rating agencies. The Fund expects that the directly originated securities in which the Fund invests generally will be deemed by Nuveen Fund Advisors and Nuveen Asset Management to be of comparable quality to securities rated below investment grade and that such securities will belong to relatively small issues. The Fund expects that these directly originated securities will have limited trading markets and therefore will tend to be less liquid than securities rated investment grade. This may make it difficult for the Fund to value the directly originated securities in which it invests. In addition, the Fund will likely be able to sell such directly originated securities only in private transactions with another investor or group of investors, and there can be no assurance that the Fund will be able to successfully arrange such transactions if and when the Fund desires to sell any of its directly originated securities or, if successfully arranged, that the Fund will be able

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December 19, 2019

to obtain favorable values upon the sale of its directly originated securities in such transactions.”

17.	Comment: Please update the cross-reference “Security Level Risks” to “Portfolio Level Risks” throughout the prospectus.

Response:   The Registrant has updated the cross-references throughout the prospectus as requested.

18.

Comment:   When discussing Repurchase Offers Risk, please discuss the potential tax consequences to investors and the Fund of share repurchases and related portfolio security sales, as well as the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. Further, if the Fund intends to incur debt to finance a share repurchase, the Fund should disclose the maximum amount of debt that may be incurred for that purpose, the restrictions imposed by the 1940 Act and by Rule 23c-3 on leverage, the attendant risks of leveraging, and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender. See Guidelines to Form N-2, Guide 10.

Response:   The Registrant notes that the Fund does not intend to incur debt to finance any share repurchase. Additionally, the Registrant has added the following language to the “Repurchase Offers Risk” disclosure:

“While the Fund anticipates having enough cash on hand to fund share repurchases, it may need to sell securities in order to generate enough cash to fund share repurchases. This may cause the Fund to have a higher portfolio turnover rate than is generally anticipated. A higher portfolio turnover rate may result in higher taxes to Fund investors. This is because the sale of securities may accelerate the recognition of capital gains by the Fund (if the Fund’s basis in securities sold is less than the proceeds from the sale of the security) which may be distributed to investors, and it is more likely that such gains will be taxable as short-term capital gains rather than long-term capital gains that are taxable at lower rates.

If shares tendered by an investor are repurchased by the Fund, it will be a taxable transaction to the investor either in the form of a “sale or exchange” which would be taxable to an investor at capital gain tax rates, assuming such shares are held as a capital asset, or, under certain circumstances, a “dividend” which would be taxable to an investor at ordinary income tax rates. See “Tax Matters – Sale, Exchange of Liquidation of Fund Shares” in the SAI for additional information.”

Ms. Elisabeth Bentzinger

December 19, 2019

19.

Comment:   Please expand the discussion on Derivatives Risk, Including the Risk of Swaps, to address all of the derivative instruments in which the Fund may principally invest (e.g., financial futures contracts, options on financial futures, and options on swap contracts).

Response:   The Registrant has revised the “Derivatives Risk, Including the Risk of Swaps” section as follows:

“Derivatives Risk~~, including the Risk of Swaps~~—The Fund’s use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in the investments underlying the derivatives. If the Fund enters into a derivative transaction, it could lose more than the principal amount invested.

The risks associated with derivatives transactions include (i) the imperfect correlation between the value of such instruments and the underlying assets, (ii) the possible default of the counterparty to the transaction, (iii) illiquidity of the derivative instruments, and (iv) high volatility losses caused by unanticipated market movements, which are potentially unlimited. In addition, as the protection seller in a credit default swap, the Fund effectively adds leverage to its portfolio because, in addition to being subject to investment exposure on its total net assets, the Fund is subject to investment exposure on the notional amount of the swap. Although both over-the-counter (“OTC”) and exchange-traded derivatives markets may experience a lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, daily limits on price fluctuations and speculative position limits on exchanges on which the Fund may conduct its transactions in derivative instruments may prevent prompt liquidation of positions, subjecting the Fund to the potential of greater losses.

Whether the Fund’s use of derivatives is successful will depend on, among other things, Nuveen Fund Advisors and Nuveen Asset Management correctly forecasting market circumstances, liquidity, market values, interest rates and other applicable factors. If Nuveen Fund Advisors and Nuveen Asset Management incorrectly forecast these and other factors, the investment performance of the Fund will be unfavorably affected. In addition, there can be no assurance that the derivatives investing techniques, as they may be developed and implemented by the Fund, will be successful in mitigating risk or achieving the Fund’s investment objectives. The use of derivatives to enhance returns may be particularly speculative.

Ms. Elisabeth Bentzinger

December 19, 2019

The Fund may enter into various types of derivatives transactions, including financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts and other derivative instruments consistent with the Fund’s investment objective and policies. ~~The Fund may enter into debt-related derivative instruments, including interest rate swaps, as well as other types of derivatives. Like most derivative instruments,~~ tThe use of ~~swaps~~ derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of ~~swaps~~ derivatives requires an understanding by Nuveen Fund Advisors and Nuveen Asset Management of not only the referenced asset, rate or index, but also of the ~~swap~~ derivative itself. The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market, including the SEC’s proposed rules on the use of derivatives by registered investment companies, could adversely affect the Fund’s ability to successfully use derivative instruments. See “Risks—Portfolio Level Risks—Derivatives Risk,” “—Counterparty Risk,” “—Hedging Risk,” “—Taxability Risk,” and the SAI. Some derivatives involve specific risks. See “Risks—Portfolio Level Risks—Risk of Swaps and Swap Options” and “—Risk of Financial Futures and Options Transactions.”

Furthermore, in the “Risks” section, the Registrant has added the following risk disclosure under “Risks – Portfolio Level Risks”:

“Risk of Swaps and Swap Options—The Fund may enter into debt-related derivatives instruments including credit default swap contracts and interest rate swaps. Like most derivative instruments, the use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. In addition, the use of swaps requires an understanding by Nuveen Asset Management not only of the referenced asset, rate or index, but also of the swap itself. If Nuveen Fund Advisors and/or Nuveen Asset Management is incorrect in its forecasts of default risks, market spreads or other applicable factors or events, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. As the protection seller in a credit default swap, the Fund effectively adds leverage to its portfolio because, in addition to being subject to investment exposure on its total net assets, the Fund is subject to investment exposure on the notional amount of the swap.

The Fund generally may only close out a swap, cap, floor, collar or other two-party contract with its particular counterparty, and generally may only transfer a position with the consent of that counterparty. Because they are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered illiquid. In addition, the

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December 19, 2019

price at which the Fund may close out such a two-party contract may not correlate with the price change in the underlying reference asset. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. If the counterparty defaults, the Fund will have contractual remedies, but there can be no assurance that the counterparty will be able to meet its contractual obligations or that the Fund will succeed in enforcing its rights.

The Fund may write (sell) and purchase put and call swap options. When the Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swap option, upon exercise of the option the Fund would become obligated according to the terms of the underlying agreement.

It is possible that developments in the derivatives market, including changes in government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Risk of Financial Futures and Options Transactions—The Fund may use certain transactions for hedging the portfolio’s exposure to credit risk and the risk of increases in interest rates, which could result in poorer overall performance for the Fund. The Fund’s use of certain transactions to reduce risk involves costs and will be subject to Nuveen Asset Management’s ability to predict correctly changes in the relationships of such hedge instruments to the Fund’s portfolio holdings or other factors. No assurance can be given that Nuveen Asset Management’s judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions at times or under circumstances in which it may be advisable to do so.

There are certain risks associated with the use of financial futures and options to hedge investment portfolios. There may be an imperfect correlation between price movements of the futures and options and price movements of the portfolio securities being hedged. Losses may be incurred in hedging transactions, which could reduce the portfolio gains that might have been realized if the hedging transactions had not been entered into. If the Fund engages in futures transactions or in the writing of options on futures, it will be required to maintain initial margin and maintenance margin and may be required to make daily variation margin payments in accordance with applicable rules of the exchanges and the Commodity Futures Trading Commission (“CFTC”). If the Fund purchases a financial futures contract or a call option or writes a put option in order to hedge the anticipated purchase of municipal securities, and if the Fund fails to complete the anticipated purchase transaction, the Fund

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December 19, 2019

may have a loss or a gain on the futures or options transaction that will not be offset by price movements in the municipal securities that were the subject of the anticipatory hedge. The cost of put options on debt securities or indexes effectively increases the cost of the securities subject to them, thereby reducing the yield otherwise available from these securities. If the Fund decides to use futures contracts or options on futures contracts for hedging purposes, the Fund will be required to establish an account for such purposes with one or more CFTC-registered futures commission merchants. A futures commission merchant could establish initial and maintenance margin requirements for the Fund that are greater than those which would otherwise apply to the Fund under applicable rules of the exchanges and the CFTC. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a derivatives or futures or a futures option position, and the Fund would remain obligated to meet margin requirements until the position is closed. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.”

20.

Comment:   The prospectus discloses the risks associated with investing in tobacco settlement bonds, but there is no stated investment policy for the Fund to invest in such instruments. Please remove this risk disclosure or, alternatively, please revise the prospectus to disclose the Fund’s investment policies regarding tobacco settlement bonds.

Response:   Tobacco settlement bonds are a type of municipal security. The Fund does not have any specific investment policy governing investments in tobacco settlement bonds. The Registrant has added the following disclosure to the “Portfolio Contents – Municipal Securities” section:

“The Fund may invest in “tobacco settlement bonds.” Tobacco settlement bonds are municipal securities that are secured or payable solely from the collateralization of the proceeds from class action or other litigation against the tobacco industry. Investments in tobacco settlement bonds are subject to risks. See “Risks—Portfolio Level Risks—Tobacco Settlement Bond Risk” below.”

Ms. Elisabeth Bentzinger

December 19, 2019

21.

Comment:   Please update the Recent Market Conditions risk disclosure (e.g., the Federal Reserve’s end to quantitative easing, ongoing support of financial markets by the United States government and the Federal Reserve, etc.).

Response:   The Registrant has updated the Recent Market Conditions risk disclosure in the prospectus summary (and made conforming changes to the risk disclosure in the prospectus) as follows:

“Recent Market Conditions—Since the financial crisis that started in 2008, the United States and many foreign economies continue to experience its after-effects. Conditions in the United States and many foreign economies have resulted, and may continue to result, in certain instruments experiencing unusual liquidity issues, increased price volatility and, in some cases, credit downgrades and increased likelihood of default. These events have reduced the willingness and ability of some lenders to extend credit, and have made it more difficult for some borrowers to obtain financing on attractive terms, if at all. In some cases, traditional market participants have been less willing to make a market in some types of debt instruments, which has affected the liquidity of those instruments. During times of market turmoil, investors tend to look to the safety of securities issued or backed by the U.S. Treasury, causing the prices of these securities to rise and the yields to decline. Reduced liquidity in fixed income and credit markets may negatively affect many issuers worldwide. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region. A rise in protectionist trade policies, and the possibility of changes to some international trade agreements, could affect the economies of many nations in ways that cannot necessarily be foreseen at the present time.

In response to the financial crisis, the United States and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets. Policy and legislative changes by the United States government and the Federal Reserve to assist in the ongoing support of financial markets, both domestically and in other countries, are changing many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. In some countries where economic conditions are recovering, such countries are nevertheless perceived as still fragile. Withdrawal of government support, failure of efforts in response to the crisis, or investor perception that such efforts are not succeeding, could adversely impact the value and liquidity of certain securities. The severity or duration of adverse economic conditions may also be affected by policy changes made by governments or quasi-

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December 19, 2019

governmental organizations, including changes in tax laws and the imposition of trade barriers. The impact of new financial regulation legislation on the markets and the practical implications for market participants may not be fully known for some time. Changes to the Federal Reserve policy, including with respect to certain interest rates and with respect to its quantitative easing policy, may affect the value, volatility and liquidity of dividend and interest paying securities. Markets may react strongly to expectations about the changes in these policies, which could increase volatility, especially if the markets’ expectations for changes in government policies are not borne out.

Changes in market conditions will not have the same impact on all types of securities. Interest rates have been unusually low in recent years in the United States and abroad but there is consensus that interest rates will continue to increase during the life of the Fund, which could negatively impact the price of debt securities. Because there is little precedent for this situation, it is difficult to predict the impact of a significant rate increase on various markets. In addition, there is a risk that the prices of goods and services in the United States and many foreign economies may decline over time, known as deflation (the opposite of inflation). Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country’s economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse. The precise details and the resulting impact of the United Kingdom’s vote to leave the European Union (“EU”), commonly referred to as “Brexit,” are not yet known. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU and other major economies following its exit, which are matters to be negotiated. The outcomes may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Additionally, a number of countries in Europe have suffered terror attacks, and additional attacks may occur in the future. Ukraine has experienced ongoing military conflict; this conflict may expand and military attacks could occur elsewhere in Europe. Europe has also been struggling with mass migration from the Middle East and Africa. The ultimate effects of these events and other socio-political or geographical issues are not known but could profoundly affect global economies and markets.

The impact of these developments in the near- and long-term is unknown and could have additional adverse effects on economies, financial markets and asset valuations around the world.”

22.	Comment: Please provide risk disclosure on how the transition from the London Interbank Offered Rate (“LIBOR”) could affect the Fund’s investments. For example,

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December 19, 2019

will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity of those investments? Further, please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Response: As a municipal bond fund, the Registrant does not expect to invest a material portion of its assets in securities with floating rates based on LIBOR. Furthermore, the provisions of any leverage facility used by the Registrant will address the replacement of LIBOR with another appropriate index rate if necessary. Therefore, the Registrant does not anticipate that the transition from LIBOR would have any material impact on the Registrant or the Registrant’s investments.

Summary of Fund Expenses, page [15]

23.

Comment:   The shareholder transaction expense section of the fee table includes the caption Repurchase Fee on Shares Repurchased Within One Year of Purchase, with the corresponding amount of the charge shown as “none.” Footnote (1) to the table explains that while the Fund does not currently intend to charge the fee, the Fund may charge a repurchase fee of up to 2.00%. As the Fund may charge up to the maximum repurchase fee at any time, the 2.00% maximum fee should be shown in the shareholder transaction expense section of the table.

Response:   Under Rule 23c-3(b)(1), the Fund is permitted to deduct from the repurchase proceeds a repurchase fee, not to exceed two percent of such proceeds, to compensate the Fund for expenses directly related to the repurchase. As stated in the disclosure, the Fund does not currently intend to charge any repurchase fee. As a result, the Fund submits that it would be inaccurate and misleading to disclose a 2.00% repurchase fee in the “Summary of Fund Expenses.” This approach is consistent with other recently-registered interval funds with the same intent.2

24.

Comment:   We note the Fund may invest in securities of other investment companies, including exchange-traded funds. Please confirm that the Fund does not expect to incur more than 1 basis point in acquired fund fees and expenses and that any such fees up to that amount will be included in other expenses, or revise the fee table to include as a separate line item the Fund’s expected acquired fund fees and expenses. See Instruction 10.a. to Item 3 of Form N-2.

2 See, e.g., PIMCO Flexible Municipal Income Fund (333-221829) (March 19, 2019); BlackRock Credit Strategies Fund (333-227456) (February 22, 2019); City National Rochdale Strategic Credit Fund (333-224912) (October 2, 2018); and American Beacon Apollo Total Return Fund (333-225559) (September 12, 2018). Similarly, several interval funds took the same approach (i.e., no current intent to charge a repurchase fee) but did not even disclose a “Repurchase Fee” line item in the “Summary of Fund Expenses” table. See also, Principal Diversified Select Real Asset Fund (333-228850) (June 25, 2019); Axonic Alternative Income Fund (333-227724) (December 20, 2018); and Thrivent Church Loan Income Fund (333-226163) (September 28, 2018).

Ms. Elisabeth Bentzinger

December 19, 2019

Response:   The Registrant confirms that it does not expect to incur more than 1 basis point in acquired fund fees and expenses and that any such fees up to that amount will be included in “Other Expenses” in the Summary of Fund Expenses.

25.	Comment: Please confirm that the Fund does not intend to borrow or issue debt securities in the 12 months following effectiveness of the registration statement.

Response:   The Registrant confirms that it does not intend to borrow or issue debt securities in the 12 months following effectiveness of the Registration Statement.

The Fund’s Investments – Investment Policies, pages [18-19]

26.	Comment: Please describe any criteria as to maturity or duration that the Fund might use with respect to its investments in municipal securities, including special situations municipal securities.

Response:   The Registrant does not use any specific criteria as to maturity or duration with respect to its investments in municipal securities, including special situations municipal securities. The Registrant may increase or decrease the maturity and/or duration of such investments due to changes in market conditions.

However, the Registrant has added the following disclosure to the “Investment Policies” section:

“The Fund has no limitation as to the maturity or duration of the municipal securities in which it will invest.”

27.

Comment:   The last paragraph states that during a Repurchase Offer Period, the Fund may depart from its principal investment strategies and invest up to 100% of its net assets in cash equivalents, U.S. government securities, and other high quality short-term debt securities. Please disclose how the Fund will do so, and meet the requirements of Rule 23c-3(b)(10), in light of the illiquid nature of certain of the Fund’s investments.

Further, Rule 23c-3(b)(10) states that from the time a fund notifies shareholders of a repurchase offer until the repurchase pricing date, the fund must invest at least 100% of the repurchase offer amount in assets that can be sold or disposed of within the specified period prescribed in the rule (emphasis added). Please reconcile this with the Fund’s intention of investing in liquid securities only until the Repurchase Request Deadline, which occurs before the Repurchase Pricing Date.

Response:   The Fund will invest at least 20% of its Managed Assets in investment grade securities. The Fund believes that these investments will provide the liquidity sufficient to allow the Fund to satisfy its fundamental policy to repurchase at least 5% of its Common Shares in each quarter.

Ms. Elisabeth Bentzinger

December 19, 2019

With respect to the portion of the comment addressing the timing requirements of Rule 23c-3(b)(10), the Registrant agrees with the comment and has revised the definition of “Repurchase Offer Period” as follows:

“For temporary defensive purposes, during periods of high cash inflows or outflows, or the time periods during which the Fund conducts periodic repurchase offers (i.e., the time commencing on the date that the Repurchase Offer Notice is made available to Common Shareholders and ending on the ~~Repurchase Request Deadline~~ date that will be used to determine the Fund’s NAV applicable to the repurchase offer (this period is referred to herein as a “Repurchase Offer Period”)), the Fund may depart from its principal investment strategies and invest up to 100% of its net assets in cash equivalents, U.S. government securities and other high-quality short-term debt securities.”

Portfolio Composition and Other Information – Municipal Securities, pages [20-22]

28.

Comment:   The municipal securities in which the Fund will invest are generally issued by states, cities, and local authorities and certain possessions and territories of the United States, such as Puerto Rico and Guam. If the Fund will have significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response:   The Registrant has added the following risk disclosure to the “Risks—Portfolio Level Risks” section in the summary and the back of the prospectus and a cross-reference to this risk has been added to the “Portfolio Composition and Other Information—Municipal Securities” section:

“Puerto Rico Municipal Securities Market Risk—To the extent that the Fund invests a significant portion of its assets in the securities issued by the Commonwealth of Puerto Rico or its political subdivisions, agencies, instrumentalities, or public corporations (collectively referred to in this prospectus as “Puerto Rico” or the “Commonwealth”), it will be disproportionally affected by political, social and economic conditions and developments in the Commonwealth. In addition, economic, political or regulatory changes in that territory could adversely affect the value of the Fund’s investment portfolio.

Puerto Rico currently is experiencing significant fiscal and economic challenges, including substantial debt service obligations, high levels of unemployment, underfunded public retirement systems, and persistent government budget deficits. These challenges may negatively affect the value of the Fund’s investments in Puerto Rican municipal securities.

Ms. Elisabeth Bentzinger

December 19, 2019

Major ratings agencies have downgraded the general obligation debt of Puerto Rico to below investment grade and continue to maintain a negative outlook for this debt, which increases the likelihood that the rating will be lowered further. In both August 2015 and January 2016, Puerto Rico defaulted on its debt by failing to make full payment due on its outstanding bonds, and there can be no assurance that Puerto Rico will be able to satisfy its future debt obligations. Further downgrades or defaults may place additional strain on the Puerto Rico economy and may negatively affect the value, liquidity, and volatility of the Fund’s investments in Puerto Rican municipal securities. Legislation, including legislation that would allow Puerto Rico to restructure its municipal debt obligations, thus increasing the risk that Puerto Rico may never pay off municipal indebtedness, or may pay only a small fraction of the amount owed, could also impact the value of the Fund’s investments in Puerto Rican municipal securities.

These challenges and uncertainties have been exacerbated by Hurricane Maria and the resulting natural disaster in Puerto Rico. In September 2017, Hurricane Maria struck Puerto Rico, causing major damage across the Commonwealth, including damage to its water, power, and telecommunications infrastructure. The length of time needed to rebuild Puerto Rico’s infrastructure is unclear, but could amount to years, during which the Commonwealth is likely to be in an uncertain economic state. The full extent of the natural disaster’s impact on Puerto Rico’s economy and foreign investment in Puerto Rico is difficult to estimate.

Puerto Rico’s political and economic conditions could have a negative impact on the liquidity or value of Puerto Rican municipal securities, and consequently may affect the Fund’s investments and its performance if the Fund invests a significant portion of its assets in Puerto Rican municipal securities.”

Portfolio Composition and Other Information – Derivatives – Risks Associated with Swap Transactions, page [25]

29.	Comment: Please define “economic leverage.”

Response:   The Registrant has removed all references to “economic leverage” in the Prospectus and Statement of Additional Information and has revised the language to only reference “leverage.”

Portfolio Composition and Other Information – Portfolio Turnover, page [27]

Ms. Elisabeth Bentzinger

December 19, 2019

30.

Comment:   The Fund may engage in active and frequent trading. When describing the Fund’s investment policies in the prospectus, please add disclosure regarding the Fund’s active and frequent trading strategy, and provide corresponding risk disclosure.

Response:   The Registrant notes, as indicated in the disclosure, it is “not the Fund’s policy to engage in transactions with the objective of seeking profits from short-term trading” (emphasis added). As a result, the Fund does not have an “active and frequent trading strategy” and therefore respectfully declines to add disclosure or the corresponding risk disclosure on this point.

Leverage, pages [28-30]

31.

Comment:   The third paragraph on page 29 states that “senior securities representing indebtedness” include other derivative investments or transactions to the extent the Fund has not fully covered, segregated, or earmarked cash or liquid assets having a market value at least equal to its future obligation under such instruments. Please revise this statement as coverage requirements can vary (e.g., notional value rather than market value) depending on the derivative instrument.

Response:   The Registrant has revised this paragraph as set forth below:

“Under the 1940 Act, the Fund is not permitted to issue “senior securities representing indebtedness” if, immediately after the issuance of such senior securities representing indebtedness, the asset coverage ratio with respect to such senior securities would be less than 300%. “Senior securities representing indebtedness” include borrowings (including loans from financial institutions) and debt securities. “Senior securities representing indebtedness” also include other derivative investments or transactions, such as reverse repurchase agreements, to the extent the Fund has not fully covered, segregated or earmarked cash or liquid assets ~~having a market value at least equal to its future obligation under such instruments~~ in accordance with the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff. With respect to any such senior securities representing debt, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing represented by senior securities issued by the Fund.”

Risks – Portfolio Level Risks – Tax Risk, page [36]

32.

Comment:   Please reconcile the Tax Risk discussion in the summary, which addresses the risks relating to changes in tax rates and rules when investing in municipal securities as well as the suitability of the Fund for tax exempt or tax-deferred accounts and for

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December 19, 2019

investors subject to the federal alternative minimum tax, with the Tax Risk discussion on page 36, which only discusses the more general risks relating to all regulated investment companies.

Response: The Registrant has replaced the “Tax Risk” disclosure in the prospectus with the following:

“The Fund intends to elect to be treated and to qualify each year as a registered investment company (“RIC”) under the Internal Revenue Code of 1986, as amended. As a RIC, the Fund is not expected to be subject to U.S. federal income tax if it complies with certain income, distribution and diversification requirements. If the Fund fails to qualify as a RIC, subject to certain cure provisions, the Fund would be subject to U.S. federal income tax at the corporate income tax rate. The value of the Fund’s investments and its NAV may be adversely affected by changes in tax rates and rules. Because interest income from municipal securities is normally not subject to U.S. regular federal income taxation, the attractiveness of municipal securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax exempt status of interest income from municipal securities. Additionally, the Fund is not a suitable investment for individual retirement accounts, for other tax exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments. The Fund’s investment in AMT Bonds may trigger adverse tax consequences for Fund shareholders who are subject to the federal alternative minimum tax. If you are, or as a result of investment in the Fund would become, subject to the federal alternative minimum tax, the Fund may not be a suitable investment for you. In addition, distributions of taxable ordinary income (including any net short-term capital gain) will be taxable to shareholders as ordinary income (and not eligible for favorable taxation as “qualified dividend income”), and capital gain dividends will be taxable as long-term capital gains. Interest income on municipal securities also may be subject to state and local income taxes. See “Tax Matters.”

Conversion to Open-End Fund, page [54]

33.

Comment:   The prospectus states that the Fund’s Board of Trustees may consider submitting a proposal to shareholders to convert the Fund to an open-end investment company. Accordingly, please disclose in the prospectus: (a) the risks relating to conversion to an open-end fund, such as changes in the Fund’s portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a closed-end fund than one subject to constant demands for redemption and inflows of cash; (b) whether the Fund may charge sales or redemption fees upon conversion; (c) whether redemptions would be made in cash or with portfolio securities; and (d) if the Fund, after conversion, were to retain the ability to

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December 19, 2019

make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

Response:   The Registrant has revised the third paragraph to the “Conversion to Open-End Fund” section as follows:

“In the event of conversion to an open-end fund, any Preferred Shares would need to be redeemed and all or a portion of any borrowings may need to be repaid upon conversion to an open-end investment company. Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption, whereas the Fund currently makes only quarterly offers to repurchase its Common Shares (typically ~~[ ]~~5% per quarter), and shareholders do not have the right to otherwise have shares redeemed. Open-end companies are thus subject to more frequent periodic out-flows that can complicate portfolio management in comparison to the Fund. The Fund would expect to pay all such redemption requests in cash, but would intend to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Shares may be sold at NAV plus a sales load. In addition, to the extent the Fund is merged, consolidated or converted into an open-end registered investment company, it may no longer be able to use the same investment strategies. In particular, if the Fund were to operate as an open-end investment company, it would be required to hold a greater amount of liquid assets and would be more limited in the amount of leverage it could employ, which could impact the Fund’s performance. As described above, the Fund, like an open-end company, intends to engage in a continuous offering of its Common Shares.”

Plan of Distribution, page [58]

34.	Comment: In the second paragraph, please briefly describe the “various conditions” required for a best efforts distribution.

Response:   The Registrant has revised the second paragraph of the “Plan of Distribution” section as follows:

“The Distributor acts as the distributor of Common Shares for the Fund on a best efforts basis~~, subject to various conditions,~~ pursuant to the terms of the Distribution Agreement.”

Distributor, Custodian and Transfer Agent, page [64]

Ms. Elisabeth Bentzinger

December 19, 2019

35.	Comment: Please provide the principal business address of the Fund’s custodian and transfer agent. See Item 9.1.e of Form N-2.

Response:   The Registrant has revised the “Distributor, Custodian and Transfer Agent” section as follows:

“Nuveen Securities, LLC, an affiliate of Nuveen Fund Advisors and Nuveen Asset Management, will serve as the Fund’s principal underwriter and distributor. ~~State Street Bank and Trust Company will serve as the Fund’s custodian, and DST Systems, Inc. will serve as the transfer agent.~~ The custodian of the Fund’s assets is State Street Bank and Trust Company (“State Street”), One Lincoln Street, Boston, Massachusetts 02111. State Street performs custodial, fund accounting and portfolio accounting services. The transfer agent of the Fund is DST Systems, Inc., 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies – Portfolio Contents, pages [2-3]

36.	Comment: Please define “effective leverage” in the second paragraph.

Response:   The Registrant has removed all references to “effective leverage” in the Prospectus and Statement of Additional Information and has revised the language to only reference “leverage.”

Investment Objective and Policies – Other Policies, page [5]

37.

Comment:   Please revise the statement in the third paragraph regarding the Fund’s policy of investing at least 80% of its Assets in securities that are rated below investment grade to more accurately reflect the Fund’s policy of investing at least 65% of its Assets in low- to medium-quality municipal securities that, at the time of investment, are rated BBB/Baa or lower or are unrated but judged by Nuveen Asset Management to be of comparable quality.

Response:   The Registrant has revised the last paragraph of the “Investment Objectives and Policies – Other Policies” as follows:

“Certain investment policies specifically identified in ~~the~~ this SAI as such are considered fundamental and may not be changed without shareholder approval. See “Investment Restrictions.” ~~in the SAI.~~ All of the Fund’s other investment policies are not considered to be fundamental by the Fund and can be changed by the Board of Trustees without a vote of the

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December 19, 2019

shareholders. However, the Fund’s policy of investing at least 80% of its Assets in municipal securities and other investments, the income from which is exempt from regular U.S. federal income tax, is a fundamental policy. ~~that at the time of investment, are rated below investment grade may only be changed by the Fund’s Board of Trustees following the provision of 60 days’ prior written notice to shareholders.~~ The Fund cannot change its fundamental policies without the approval of the holders of a “majority of the outstanding” Common Shares. When used with respect to particular shares of the Fund, a “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy or (ii) more than 50% of the shares, whichever is less.”

Investment Restrictions, pages [8-10]

38.

Comment:   When describing the Fund’s fundamental policies, please include the Fund’s policy of investing at least 80% of its Assets in municipal securities and other related investments, the income from which is exempt from regular U.S. federal income tax.

Response:   The Registrant respectfully notes that the Fund’s fundamental policy of investing at least 80% of its Assets in municipal securities and other related investments, the income from which is exempt from regular U.S. federal income tax, is not an “Investment Restriction.” This policy is properly disclosed in the “Investment Objectives and Policies – Investment Policies” section of the SAI. Therefore, the Registrant respectfully declines to add this disclosure to the “Investment Restrictions” section.

However, the Registrant has revised the first paragraph of the “Investment Policies” section of the SAI to clarify the fundamental nature of this investment policy as follows:

“As a fundamental policy, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding Common Shares, under normal circumstances, the Fund will invest at least 80% of its Assets (as defined below) in municipal securities and other related investments, the income from which is exempt from regular U.S. federal income tax.”

39.

Comment:   The Fund is non-diversified. Accordingly, please remove the eighth investment restriction on page 8, which states that with respect to 75% of the value of the Fund’s total assets, the Fund may not purchase any securities, if as a result more than 5% of the Fund’s total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer.

Response:   The Registrant has removed the investment restriction noted.

Ms. Elisabeth Bentzinger

December 19, 2019

40.

Comment:   Page 9 of the SAI states that for the purpose of applying the Fund’s concentration policy, such policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project (emphasis added). Please revise this statement to make clear that the Fund will include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental users.

Response:   The Registrant has revised the second paragraph under this section as follows:

For the purpose of applying the 25% industry limitation set forth in subparagraph (4) above, such ~~policy~~ limitation will apply to municipal securities if the payment of principal and interest for such securities is derived ~~solely~~ principally from a specific project, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project. In addition, the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy, to the extent the Fund has sufficient information about such investments.

41.

Comment:   When discussing the Fund’s fundamental policies regarding its repurchase offers, please describe any circumstances in which the Fund may postpone or fail to make a repurchase offer. See Guidelines to Form N-2, Guide 10.

Response:   The Fund has revised the disclosure at the end of the Investment Restrictions section of the SAI as follows:

“In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding Common Shares and, if issued, Preferred Shares voting together as a single class, and of the holders of a majority of the outstanding Preferred Shares voting as a separate class:

(1) The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

(2) The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board of Trustees (the “Board”) in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to shareholders of the repurchase offer.

(3) There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the NAV

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December 19, 2019

applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).

Under certain limited circumstances, the Fund may postpone or suspend repurchase offers. See “Periodic Repurchase Offers – Suspension or Postponement of Repurchase Offers” in the Prospectus.”

Portfolio Composition and Other Information – Municipal Securities, pages [10-11]

42.	Comment: In the first paragraph, please define “financial leverage.”

Response:   The Registrant has removed all references to “financial leverage” in the Prospectus and Statement of Additional Information and has revised the language to only reference “leverage.”

Portfolio Composition and Other Information – Hedging Strategies and Other uses of Derivatives – Swap Transactions, page [13]

43.

Comment:   The SAI states that the Fund’s obligation under a swap agreement will be accrued daily (offset against amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by the adviser. As the Fund is not permitted to offset for credit default swaps, please revise the disclosure accordingly. Further, please explain what is meant by “accrued,” as the coverage amount should be the full amount of unpaid past and future payment obligations. See Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response:   The Registrant believes that the Fund’s asset coverage policies are reasonable and consistent with the principles underlying prior guidance from the SEC and its Staff with respect to Section 18 of the 1940 Act. For a fund to resolve senior security concerns arising under Section 18 and thus “assure the availability of adequate funds to meet the obligations arising from such activities,”3 the SEC and its Staff have made clear that the fund must either (i) segregate assets or (ii) enter into offsetting transactions4. The Registrant notes that, to its knowledge, neither the SEC nor its Staff has issued guidance prescribing a specific approach for addressing senior security issues raised by credit default swaps. With respect to senior security issues more generally, the SEC acknowledged in its Derivatives Rule Proposal that industry senior security practices for

3 Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”).

4 See Release 10666, supra note 1; Guidelines for the Preparation of Form N-8B-1, Investment Company Act Release No. 7221 (June 9, I 972); Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC Staff No-Action Letter (June 22, 1987); Mutual Funds and Derivative Instruments, Division of Investment Management Memorandum transmitted by Chairman Levitt to Representatives Markey and Fields (Sept. 26, 1994); Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (the “Derivatives Rule Proposal”).

Ms. Elisabeth Bentzinger

December 19, 2019

certain types of derivatives have developed over time, often predicated on Staff no-action letters and other Staff guidance. However, the SEC has previously noted that, for certain derivative instruments, the SEC and Staff have not provided any guidance with respect to appropriate asset coverage practices.5

As a seller of protection in a credit default swap, depending on the terms of the contract, if the specified credit event occurs, the Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for delivery of the reference instrument in the case of a physical delivery contract; or (ii) a net settlement amount based on the difference between the notional amount of the contract (less any accrued but unpaid amount owed to the Fund) and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

The Registrant’s current policy with respect to credit default swaps requires it to segregate the full notional amount of the payment obligation under a credit default swap that must be paid upon the occurrence of a credit event. Accordingly, the Registrant believes its policy and disclosure regarding its senior security practices for credit default swaps are consistent with the 1940 Act and relevant SEC and Staff guidance.

Without agreeing with the Staff’s position set forth in the comment above, the Registrant has revised the noted disclosure as follows:

“Swap Transactions. The Fund may enter into total return, interest rate and credit default swap agreements and interest rate caps, floors and collars. The Fund may also enter into options on the foregoing types of swap agreements (“swap options”).

The Fund may enter into swap transactions for any purpose consistent with its investment objectives and strategies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, as a duration management technique, to reduce risk arising from the ownership of a particular instrument, or to gain exposure to certain sectors or markets in the most economical way possible.

Swap agreements are two party contracts entered into primarily by institutional investors for a specified period of time. In a standard swap transaction, two parties agree to exchange the returns (or differentials in

5 See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the “Concept Release”). The Concept Release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” Id. In addition, the SEC specifically sought comment as to whether credit default swaps, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.

Ms. Elisabeth Bentzinger

December 19, 2019

rates of return) earned or realized on a particular predetermined asset, reference rate or index. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a notional amount, e.g., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a basket of securities representing a particular index. The notional amount of the swap agreement generally is only used as a basis upon which to calculate the obligations that the parties to the swap agreement have agreed to exchange. ~~The Fund’s current obligations under a net swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by Nuveen Asset Management.~~ See “—Segregation of Assets” below.”

The Registrant notes that it is undertaking to make these changes solely for the purpose of having the Registration Statement declared effective. The revised disclosure will be observed by the Fund. The Registrant reserves the right to modify this disclosure and related practices to the extent consistent with future SEC and/or Staff positions. The Registrant notes that both the release proposing Rule 18f-4 and Rule 18f-4 itself would permit a fund, for purposes of the rule’s exposure limits, to net directly offsetting derivatives that are the same type of instrument and have the same underlying reference asset, maturity and material other terms even if those transactions are entered into with different counterparties and without regard to whether those transactions are subject to a netting agreement. Finally, the Registrant notes that other funds have recently disclosed the ability to use offsetting transactions in connection with credit default swaps.6

6 See, e.g., PIMCO Income Strategy Fund II (File Nos. 333-226215 and 811-21601, Prospectus Supplement dated September 7, 2018) and PIMCO Flexible Municipal Income Fund (File Nos. 333-221829 and 811-23314, Prospectus dated July 19, 2018) (“The Fund’s obligations under a credit default swap will be accrued daily (offset against any amounts owing to the Fund). […] In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets” with a value at least equal to the full notional amount of the Fund’s obligation under the swap.”); Eaton Vance Senior Floating Rate Trust (File Nos. 333-207589 and 811-21411, Statement of Additional Information dated February 27, 2018) (“The Trust’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owed to the Trust).”); FundVantage Trust (File Nos. 333-141120 and 811-22027, Statement of Additional Information dated September 1, 2018) (“A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). In connection with credit default swaps in which a Fund is the buyer or the seller, if a Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked- to-market basis (when the Fund is the buyer), or the full notional amount of the swap (minus any amounts owed to the Fund) (when the Fund is the seller).”); Mercer Funds (File Nos. 333-123467 and 811-21732, Statement of Additional Information dated July 31, 2018) (“A Fund’s obligations under a credit default swap will be accrued daily (offset against any amounts owing to the Fund). […] In connection with credit default swaps (or other swaps, to the extent applicable) in which a Fund is the seller, the Fund will identify Segregated Assets determined to be liquid by the Advisor and/or Subadvisor in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”).

Ms. Elisabeth Bentzinger

December 19, 2019

Portfolio Composition and Other Information—Other Investment Companies, page [19]

44.

Comment:   The last sentence of the first paragraph states that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy. Please include this disclosure when discussing the Fund’s concentration policy in the Investment Restrictions section of the SAI.

Response:   The Registrant has revised the second paragraph under the “Investment Restrictions” section as follows:

For the purpose of applying the 25% industry limitation set forth in subparagraph (4) above, such ~~policy~~ limitation will apply to municipal securities if the payment of principal and interest for such securities is derived ~~solely~~ principally from a specific project, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project. In addition, the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy, to the extent the Fund has sufficient information about such investments.

PART C

45.

Comment:   Please provide the undertaking required by Item 34.1. of Form N-2, which states that the Fund will suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

Response:   The Fund respectively declines to include the undertaking for the following reasons. The undertaking in Item 34.1 is relevant only to a traditional closed-end fund initial public offering in which the fund issues a fixed number of shares at a fixed initial price. Such a fund commences operations upon its initial sales and its NAV begins to vary from the initial offer price. During the underwriting, and in particular with respect to the period immediately following the initial sales during which the underwriters may exercise an overallotment option (the so-called “green shoe”), such an NAV change may be material and the issuer may need to amend the prospectus to reflect a material change from the fixed initial offering price that was disclosed (the Staff traditionally has taken a stance that 10% is a rule of thumb material change). An investor without such an amendment could purchase at the fixed offer price where the NAV had changed. Such an amendment, and thus the undertaking itself, is wholly irrelevant, however, to a continuously-offered closed-end fund, such as the Registrant, which wholly unlike the initial offering of a traditional closed-end fund discloses that it offers and sells its Common Shares continuously and only at a price equal to the current NAV, whatever

Ms. Elisabeth Bentzinger

December 19, 2019

that NAV may be. Indeed, if the Registrant were to adopt this undertaking, and suffer an NAV decline of 10% or greater, the undertaking would have the absurd result of requiring the Registrant to cease its offering until it amends the Registration Statement to state exactly what the Registration Statement already disclosed – that the Fund offers its Common Shares at a price equal to the current NAV.

46.

Comment:   For Item 34.4.d., please include the missing disclosure which corresponds to Item 34.4.d. of Form N-2 (“that, for the purpose of determining liability under the 1933 Act to any purchaser if the Registrant is subject to Rule 430C:”).

Response:   The Registrant has added the requested disclosure to Item 34.4.d.

47.

Comment:   Please confirm supplementally that the Fund will include as an exhibit to a post-effective amendment filed pursuant to Rule 462(d) under the 1933 Act the final version of any agreement filed as a “form of” exhibit to the registration statement.

Response:   Confirmed.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

G. Zimmerman

E. Fess